Redivivus, Inc.



ANNUAL REPORT

2012 North Cascade Avenue

Colorado Springs, CO 80907

0

https://www.redivivus.tech/

This Annual Report is dated April 21, 2022.

BUSINESS

Redivivus is a C-Corporation organized under the laws of the state of Colorado that recycles lithium-ion batteries.

Redivivus is the complete solution to lithium-ion battery recycling. Our proprietary technologies will provide white-glove logistics, battery passivation and metals recovery service for end-of-life batteries. The ultimate success of the Redivivus mission is the safe transportation of battery material and cost-effective recycling that respects long term, multi-planetary life.

As wrecked vehicles and end-of-life batteries increase, the need for sustainable recycling and proper handling of these hazardous materials becomes urgent. We estimate that by 2030, there will be 19.6 million tons of battery waste in the United States. Redivivus offers a solution for both the safe transportation and recovery of such materials.

Our objective is accomplished in two parts—logistics and recovery. Redi-Shred™ is a solution to the problem and road safety concerns of transporting hazardous battery materials. Redi-Shred is a mobile battery shredder that collects battery materials, passivates the battery material on-site, and then safely transports it to a recycling facility to be processed. Redi-Cycle™ is the recycling process to recover all the material in a lithium-ion battery and return the metals to the super-alloy and stainless-steel industries. Redi-Cycle uses a hybrid process of hydrometallurgical and electrochemical recycling, unique within the battery recycling industry that tends to use a burn

process, called pyrometallurgy. Our novel, no-burn, hydrometallurgical and electrochemical process safely extracts Nickel and Cobalt from the lithium-ion battery with minimal thermal emissions. This no-burn process is safer for the environment.

Our novel approach provides a complete solution for hazardous battery materials and an immediate, efficient, and safe process to reclaim materials found in existing battery waste.

We have IP protection for our Redi-Cycle novel, no-burn recycling technology and have trademarked Redivivus, Redi-Shred and Redi-Cycle.

Previous Offerings

Name: Common Stock & Preferred Stock
Type of security sold: Equity
Final amount sold: $167,579.00
Number of Securities Sold: 9,194,500
Use of proceeds: Redi-Cycle proof of concept and legal fees
Date: April 15, 2020
Offering exemption relied upon: Rule 504, Reg D

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 13,333
Use of proceeds: Marketing
Date: September 30, 2021
Offering exemption relied upon: Rule 501, Reg D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Results of operations
How long can the business operate without revenue: Redivivus just accepted its first customer order and has started operations of Redi Shred. Current liquidity at this level is estimated to last one year (as of November 2021). However, key milestones set forth in this offering will not be met, without funding in the next three to four months.

Funds below $1.07M will be used to build a scaled version of the Redi-Shred truck, and will likely not be enough to build a mobile truck solution.
Foreseeable major expenses based on projections:

Business overhead including Start Engine fees: $198,000
Marketing and advertising: $80,000
Engineering development: $107,000
Redi-Shred proof of concept build: $685,000

Total Estimated Budget: $1,070,000

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

StartEngine Platform Fees: 3.5%

Research & Development: 90.0%

The funds will be used for the development of Redi-Shred. We plan to build a prototype of Redi-Shred and qualify partnerships.

Marketing: 6.5%

The proceeds also will be used for press releases, trade shows, building partnerships, and investor relations.
Future operational challenges:

Protection of on-board equipment during vehicle crash and crash test verification.

Shredder power requirements for various battery module potting designs.

Contamination issues of Redi-Cycle for final customer qualification.

Final economics adquate optimization are still unknown.

Permitting issues.

Future challenges related to capital resources:

We are an early stage company with limited revenue and operating history.

The Company may not sell enough stock in this offering to meet the needs of key milestones.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $6,291.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Two founders (Eric L Krepps & Erik Fleming)
Amount Owed: $10,500.00
Interest Rate: 10.0%
Maturity Date: December 31, 2021
Two founders' loans - (from Eric L Krepps & Erik Fleming) Eric Kreps $4500, Erik Fleming - $6000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Erika Guerrero

Erika Guerrero's current primary role is with Electric Goddess. Erika Guerrero currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: January 20, 2020 - Present
Responsibilities: The CEO is responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Plan, develop, implement and direct the organization's operational and fiscal function and performance. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest. She does not currently receive compensation for her role. She plans to go full-time once they secure adequate funding.

Other business experience in the past three years:

Employer: Electric Goddess
Title: Founder & CEO
Dates of Service: January 01, 2019 - Present
Responsibilities: Business operations, battery industry research & development

Name: Eric Krepps

Eric Krepps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Chief Financial Officer
Dates of Service: January 20, 2020 - Present
Responsibilities: Business management. He does not currently receive compensation for his role. Eric Krepps splits his time between Second Act LLC, Vytalization Consulting, Desert Day Dreamer, and Redivivus, working part time for all of them. Most of his time is currently spent on Redivivus (20 hours per week), and he plans to go full-time once they secure adequate funding.

Other business experience in the past three years:

Employer: Second Act LLC
Title: Owner
Dates of Service: February 01, 2020 - Present
Responsibilities: Business management

Other business experience in the past three years:

Employer: Vytalization Consulting
Title: President
Dates of Service: January 01, 2020 - Present
Responsibilities: Turn-around and growth consulting.

Other business experience in the past three years:

Employer: Desert Day Dreamer
Title: Co-Owner
Dates of Service: December 01, 2019 - Present
Responsibilities: Business management

Other business experience in the past three years:

Employer: Constellium
Title: President/General Manager - Constellium Automotive
Dates of Service: August 01, 2013 - December 01, 2019
Responsibilities: Business leader responsible for profit and loss and all functions of the business including sales, manufacturing, program management, development engineering, process engineering, human resources, finance, supply chain and IT.

Name: Erik Fleming

Erik Fleming's current primary role is with ERF Consulting Inc. Erik Fleming currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer & Treasurer
Dates of Service: January 20, 2020 - Present
Responsibilities: Manage all facets of Supply Chain Oversee Program Management. Develop and maintain Operational Metrics for the business. He does not currently receive compensation for his role.

Other business experience in the past three years:

Employer: ERF Consulting Inc
Title: Operations and Supply Chain Consultant

Dates of Service: October 01, 2018 - Present
Responsibilities: Partner with various sized companies to streamline their operations and supply chain strategies • Worked with Brookfield Asset Management to evaluate the Clarios procurement team pre and post-acquisition. • Supported Boosted Boards (for Kholsa Ventures) in sourcing their new line of electric scooters. • Currently run the ops and supply chain for Enverid (for Ajax Strategy). • Leading the sourcing efforts for Aptera (an EV company in San Diego). • Running ops and supply chain for Shaper Tools in San Francisco. • Sit on the board of Redivivus Inc. a Lithium Ion Battery recycling start up.

Name: JP Sado

JP Sado's current primary role is with Can Art Aluminum Extrusion . JP Sado currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: January 30, 2020 - Present
Responsibilities: Consulting. He does not currently receive compensation for his role.

Other business experience in the past three years:

Employer: Can Art Aluminum Extrusion
Title: Director
Dates of Service: January 01, 2017 - Present
Responsibilities: Business Development and Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

lease review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock
Stockholder Name: Erik R. Fleming
Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 19.03

Title of class: Common Stock
Stockholder Name: Eric L. Krepps

Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 19.03

RELATED PARTY TRANSACTIONS

Name of Entity: Eric L Krepps
Relationship to Company: Officer
Nature / amount of interest in the transaction: $4,500
Material Terms: Loan to company

Name of Entity: Erik Fleming
Relationship to Company: Officer
Nature / amount of interest in the transaction: $6,000
Material Terms: Loan to company

OUR SECURITIES

Common Stock

The amount of security authorized is 25,000,000 with a total of 9,207,833 outstanding.

Voting Rights

Unlimited voting rights

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other

corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,998.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Redi-Shred and Redi-Cycle or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Redi-Cycle. Delays or cost overruns in the development of our Redi-Cycle and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market

and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Redivivus, Inc. was formed on Jan. 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Redivivus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Redivivus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Redivivus could harm our reputation and materially negatively impact our financial condition and business.

Protection of on-board equipment during vehicle crash and/ or vehicle safety crash test certifications.

Safety systems will need to be designed to maintain a safe load in the event that the Redi-Shred truck is involved in a crash. If the Redi-Shred truck is involved in a crash, then the market may lose confidence in the Redi-Shred technology, rendering it obsolete. Moreover, if the Redi-Shred truck is involved in a crash, the Company may incur significant losses if a crash results in injuries or property damage that the Company must pay for.

Shredder power requirements for various battery module potting designs.

Battery module designs will vary and continue to develop. The choice and amount of potting in these designs presents technical risk and a potential need to greatly oversize the shredder to handle all module designs. Making these changes will require significant financial resources, and we may be unable to accommodate all necessary changes.

Contamination Issues

Shredding modules with integrated BMS may present downstream contamination issues for Redi-Cycle or another customer's recycling process. These issues could render the technology obsolete and may require the Company to expend significant financial resources to remedy any such contamination.

Final economics and weight optimization are still unknown.

Although equipment weight and subsystem design weights have been estimated, final design weights will vary thereby changing the estimated battery shred capacity of each truck.

Permitting Issues.

Potential permitting issues from the Environmental Protection Agency (EPA), the Department of Transportation (DOT), or local jurisdiction differences may exist between states requiring the final design to be modified to accommodate local requirements. These design changes may be unfeasible or may impose significant financial burdens on the Company.

Tramp Element Purity.

The Company must achieve tramp element purity levels required for aerospace-grade metal at production rates. The Company may be unable to reach such levels or if it is able to do so, it may be able to do so at costs that impose significant financial burdens on the Company.

Risk of New Contaminants.

Variations in new battery module designs may introduce risk of new contaminants in-process and require additional purification processes - thereby increasing original operational cost estimates.

Redi-Shred & Redi-Cycle

The Company has attempted to identify and list the technical risks associated with the Redi-Shred and Redi-Cycle technologies. However, not all risks can be known at this time. As these technologies are further developed, other risks may emerge and the technology may be unable to be marketable in a real world environment. If these technologies fail, or if it is not practical to develop them with economic efficiency, these technologies may be incapable of producing revenues or profits for the Company. If these technologies fail, or if the Company is unable to develop, market, and sell them in a cost-efficient manner, then the value of the Company would be significantly reduced and the value of your investment will be significantly reduced.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2022.

Redivivus, Inc.

By   /s/ *Erika Guerrero*

    Name: Redivivus, Inc.

    Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS

REDIVIVUS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Redivivus, Inc.
Colorado Springs, Colorado

We have reviewed the accompanying financial statements of Redivivus, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,291	$	24,289
Prepaids and Other Current Assets		500		-
Total current assets		**6,791**		**24,289**
Total assets	$	**6,791**	$	**24,289**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	3,576	$	-
Shareholder Loan		10,500		-
Accrued interest		650		-
Accrued Liabilities		-		483
Total current liabilities		**14,726**		**483**
Total liabilities		**14,726**		**483**
STOCKHOLDERS EQUITY				
Common Stock		92		75
Preferred Stock		(0)		9
Additional Paid in Capital		177,314		90,663
Retained earnings/(Accumulated Deficit)		(185,341)		(66,940)
Total stockholders' equity		**(7,934)**		**23,806**
Total liabilities and stockholders' equity	$	**6,791**	$	**24,289**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	1,341	$	-
Cost of goods sold		1,592		-
Gross profit		(251)		-
Operating expenses				
General and administrative		98,482		66,940
Sales and marketing		19,017		-
Total operating expenses		117,500		66,940
Operating income/(loss)		(117,751)		(66,940)
Interest expense		650		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(118,401)		(66,940)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(118,401)**	$	**(66,940)**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in	Retained earnings/	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Inception date (January 27, 2020)	-						
Issuance of Stocks	8,799,000 $	88	900,000 $	9	$ 90,663		90,760
Share repurchased	(1,334,500)	(13)					(13)
Net income/(loss)	-	-	-	-	-	(66,940)	(66,940)
Balance—December 31, 2020	**7,464,500 $**	**75**	**900,000 $**	**9**	**$ 90,663**	**$ (66,940)**	**$ 23,806**
Issuance of Stocks	103,333	1	740,000	7	$ 86,652		86,660
Conversion of Preferred Stock to Common Stock	1,640,000	16	(1,640,000)	(16)			-
Net income/(loss)	-	-	-	-	-	(118,401)	(118,401)
Balance—December 31, 2021	**9,207,833 $**	**92**	**1,640,000 $**	**(0)**	**$ 177,314**	**$ (185,341)**	**$ (7,934)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(118,401)	$	(66,940)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(500)		
Accounts Payable		3,576		
Accrued interest		650		
Accrued liabilities		(483)		483
Net cash provided/(used) by operating activities		**(115,158)**		**(66,457)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of stocks		86,660		90,760
Share repurchase				(13)
Borrowing on Shareholder Loan		10,500		
Net cash provided/(used) by financing activities		**97,160**		**90,746**
Change in cash		(17,998)		24,289
Cash—beginning of year		24,289		-
Cash—end of year	$	**6,291**	$	**24,289**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Redivivus Inc. was founded on January 27, 2020, in the state of Colorado. The financial statements of Redivivus Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Colorado Springs, Colorado.

Redivivus® is a hybrid solution of hydrometallurgical and electrochemical lithium-ion battery recycling. Our proprietary technologies for a planet with finite resources include Redi-Shred® and Redi-Cycle®. These technologies allow Redivivus to recover battery elements and transform our primary market by creating new generation metals, like Redivivus® Nickel.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Income Taxes

Redivivus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences

are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from the sale of its safe transportation of battery material and cost-effective recycling that supports long term, multi-planetary life.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Shares class with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 9,207,833 shares and 7,464,500 shares have been issued and are outstanding, respectively.

Preferred Stock

On September 18, 2021, 1,640,000 shares of Preferred Stock were converted into Common Stock. The Company did not have any Preferred Stock issued and outstanding as of December 31, 2021.

4.   DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| | | | | | For the Year Ended December 2021 | | | | |
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Erik Fleming	$ 6,000	10.00%	08.17.2021	on demand	$ 200	$ 200	$ 6,000		$ 6,000
Eric L Krepps	$ 4,500	10.00%	08.17.2021	on demand	$ 450	$ 450	$ 4,500		$ 4,500
Total					$ 650	$ 650	$ 10,500	$ -	$ 10,500

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (30,251)	$ (17,403)
Valuation Allowance	30,251	17,403
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (47,654)	$ (17,403)
Valuation Allowance	47,654	17,403
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $186,514, and the Company had state net operating loss ("NOL") carryforwards of approximately $186,514. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

On August 17, 2021, the Company received two loans from the shareholders, Erik Fleming and Eric L Krepps, in the aggregate amount of $10,500. The loans bear an interest rate of 10% per annum and the loans are repayable within twenty days of the lender providing the borrower with written notice of demand. AS of December 31, 2021, the outstanding balance of the loans is $10,500.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Erika Guerrero, Principal Executive Officer of Redivivus, Inc., hereby certify that the financial statements of Redivivus, Inc. included in this Report are true and complete in all material respects.

Erika Guerrero

CEO and Director